

MAIL STOP 7010

May 9, 2007

Brandi Iannelli
President
TJS Wood Flooring, Inc
31940 Daniel Way
Temecula, CA 92591

RE: TJS Wood Flooring, Inc
Registration Statement on Form SB-2
File No. 333-141568
Filed April 30, 2007

Dear Ms. Iannelli:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements to comply with Item 310(g) of Regulation S-B, if applicable.

Cover Page of the Prospectus

2. Please move the information about the market maker that has agreed to file a Rule 211 application with the NASD to a more appropriate section of the prospectus as it is not required by Item 501(a) of Regulation S-B.

Management Discussion and Analysis of Financial Condition or Plan of Operation

Liquidity, page 14

3. We have read your response to comment 5 from our letter dated April 20, 2007. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.2 (FRR-16), Uncertainty about an Entity's Continued Existence. Additional detail should be provided to support the conclusion stated in the second paragraph

of your discussion on page 14. Please provide additional detail including but not limited to the following:

- Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties;
- Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way;
- Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented;
- A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations;
- Management's plans (including relevant prospective financial information).

Closing Comments

Please contact Ernest Greene, Staff Accountant, at (202) 551-3866 or Scott Watkinson, Senior Staff Accountant, at (202) 551-3741 with question regarding the financial statement or related matters. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729, or the undersigned Legal Branch Chief at (202) 551-3767, with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

CC: Gary B. Wolff, Esq.
        (212) 644-6498